CHINOOK
Capital Management
Guiding the Investment Journey

4380 SW Macadam Avenue
Suite 250, Portland, OR 97239
(p) 503.228.1116 (f) 503.228.7809
www.chinookmanagement.com

Class I Letter Agreement

March 28, 2008

To: Unified Series Trust
2960 North Meridian Street
Suite 300
Indianapolis, Indiana 46208

Dear Sirs:

You have engaged us to act as the sole investment advisor to the Chinook Emerging Growth Fund (the "Fund") pursuant to a Management Agreement approved by the Board of Trustees.

Effective as of December 1, 2008 through March 31, 2009, we hereby agree to waive our management fee and/or reimburse the Fund's operating expenses incurred in connection with the Class I shares, but only to the extent necessary to maintain the Fund's total annual operating expenses (excluding brokerage fees and commissions; borrowing costs, such as (a) interest and (b) dividend expenses on securities sold short; taxes; 12b-1 fees; any indirect expenses, such as expenses incurred by other investment companies in which the Fund may invest; and extraordinary expenses) at 1.40% of the average daily net assets of the Class I shares of the Fund. Any waiver or reimbursement by us is subject to repayment by the Class I shares of the Fund in the three fiscal years following the fiscal year in which the particular waiver or reimbursement occurred; provided that the Fund is able to make the repayment without exceeding the 1.40% expense limitation.

Very truly yours,

Chinook Capital Management, LLC

By: ______________________
Gregory Houser, Managing Member

Acceptance

The foregoing Agreement is hereby accepted.

Unified Series Trust

By: ______________________
Anthony J. Ghoston, President